
June 15, 2020

Sterling Griffin
Chief Executive Officer and President
Harbor Custom Development, Inc.
11505 Burnham Dr., Suite 301
Gig Harbor, Washington 98332

>   **Re: Harbor Custom Development, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 11, 2020**
>   **File No. 333-237507**

Dear Mr. Griffin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2020 letter.

Amendment No. 2 to Form S-1 filed June 1, 2020

Prospectus Summary, page 1

1.   We note your statement that "[w]e requested an independent third-party valuation of the Olympic purchase from Colliers International Valuation & Advisory Services, who determined that the as-is market value of the subject property's fee simple interest was $3,430,000 as of May 15, 2020." This disclosure appears to be a statement of the third party expert and attributes the figures to the expert. Please revise to provide the consent of Colliers International Valuation & Advisory Services to be named in the registration statement or advise us as appropriate. Refer to Rule 436 of the Securities Act and Question 233.02 of Compliance and Disclosure Interpretations related to Securities Act Rules for guidance.

Capitalization, page 42

2. Please revise the amount of "Actual" outstanding shares of common stock in your capitalization table to be consistent with the outstanding shares amount as presented in your condensed consolidated balance sheet as of March 31, 2020.

Dilution, page 43

3. Please revise the number of shares used to calculate your net tangible book value as of March 31, 2020 to 3,513,517 as presented in your condensed consolidated balance sheet as of March 31, 2020.

4. It appears that pro forma as adjusted net tangible book value per share after the offering was calculated assuming gross proceeds of $15 million. Please revise and show us your calculation for pro forma as adjusted net tangible book value per share after the offering, increase in pro forma net tangible book value per share after the offering, and dilution in net tangible book value per share to new investors, assuming net proceeds of $13 million.

You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lynne Bolduc, Esq.